SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              --------------

                               SCHEDULE TO/A

                              (Rule 14d-100)

  Tender Offer Statement Under Section 14(d)(1)or Section 13(e)(1) of the
                      Securities Exchange Act of 1934
                             (Amendment No. 1)

                       INTERACT COMMERCE CORPORATION
                         (Name of Subject Company)

                         ISAIAH ACQUISITION CORP.
                  an indirect wholly owned subsidiary of

                            THE SAGE GROUP plc
                   (Names of Filing Persons (Offerors))

                              --------------

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                      (Title of Class of Securities)

                              --------------

                                 45839Y107
                   (CUSIP Number of Class of Securities)

                                Paul Walker
                            The Sage Group plc
                                 Sage House
                              Benton Park Road
                        Newcastle Upon Tyne NE7 7LZ
                                  England
                        Telephone: (44) (191) 255-3000
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                Copies to:
                           Kenton J. King, Esq.
                           Marc R. Packer, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                            Palo Alto, CA 94301
                         Telephone: (650) 470-4500



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                         CALCULATION OF FILING FEE

Transaction Valuation*                          Amount of Filing Fee*
   $244,352,250                                       $48,870.45



* For purposes of calculating amount of filing fee only. This amount assumes the purchase of 20,362,688 shares of common stock of Interact Commerce Corporation outstanding as of March 22, 2001 at a purchase price of $12.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $48,870.45
Filing parties:            The Sage Group plc and Isaiah Acquisition Corp.
Form or Registration No.:  File No. 5-57437
Date Filed:                April 4, 2001


     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting
the results of the tender offer:    [ ]

     This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on April 4, 2001 by Isaiah Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of The Sage Group plc ("Parent"), a company organized under the laws of England, and by Parent relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $.001 per share (the "Shares"), of Interact Commerce Corporation, a Delaware corporation (the "Company"), at $12.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2001 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended by restating the fourth sentence of the first paragraph of the section entitled "THE OFFER - 2. Acceptance for Payment and Payment" of the Offer to Purchase to read in its entirety as follows:

"The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any government regulatory approval requirements, including, without limitation, the HSR Act and any comparable provisions under any applicable pre-merger notification laws or regulations of foreign jurisdictions."

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     Item 5 of the Schedule TO is hereby amended and supplemented by adding the following sentences immediately after the last sentence of the fourth paragraph of the subsection entitled "Certain Company Projections" of the section entitled "THE OFFER - 8. Certain Information Concerning the Company" of the Offer to Purchase:

"Notwithstanding the foregoing, the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the Offer. Accordingly, none of the Purchaser, Parent nor the Company are entitled to the safe harbor protections provided by such Act with respect to this disclosure."

Item 11.  Additional Information.

     Item 11 of the Schedule TO is hereby amended by restating the last two sentences of the fourth paragraph of the subsection entitled "Antitrust" of the section entitled "THE OFFER - 15. Certain Legal Matters" of the Offer to Purchase to read in their entirety as follows:

"The parties prepared and filed a joint filing with the Federal Cartel Office on April 5, 2001. On April 12, 2001, Parent and the Company received notification from the Federal Cartel Office that the Offer and the Merger are not prohibited under the Competition Act and may therefore by consummated."

Item 12.  Exhibits.

     The Offer to Purchase is hereby amended by restating the last paragraph of the section entitled "THE OFFER - 14. Conditions of The Offer" to read in its entirety as follows:

     "The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the Expiration Date and in the sole discretion of Parent or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Expiration Date."

                                SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Isaiah Acquisition Corp.


                          By:  /s/ Paul Harrison
                            -----------------------------
                            Name:    Paul Harrison
                            Title:   Director and President

Dated:   April 16, 2001

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          The Sage Group plc


                          By:  /s/ Paul Walker
                            -----------------------------
                            Name:    Paul Walker
                            Title:   Chief Executive

Dated: April 16, 2001